UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab to acquire majority stake in Atome Financial and updates its financial guidance

On September 15, 2026, Grab Holdings Limited (“Grab”) announced that Grab and Neuroncredit Pte. Ltd. (“Atome Financial”), the digital financial services platform of Advance Intelligence Group Limited (“AIGL”), AIGL and certain other parties have entered into definitive agreements for Grab to acquire a controlling 60% equity interest in Atome Financial in cash for $1.49 billion. The transaction is expected to complete by the third quarter of 2027, subject to regulatory approvals and other customary closing conditions.
Grab has also agreed with AIGL and the other sellers to acquire the remaining equity interest in Atome Financial approximately two years after the completion of this transaction, subject to regulatory approvals and other customary closing conditions.
Grab also announced an update to its financial guidance.
For full details of the proposed transaction and the update to Grab’s financial guidance, please refer to the press release furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab to acquire majority stake in Atome Financial, accelerating growth and profitability of Financial Services segment

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	_/s/ Peter Oey___________________________
Date: September 15, 2026		Name: Peter Oey
Title: Chief Financial Officer